FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of  November, 2008

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

The following text is the English version

of a news release issued in
Germany
 by HSBC Trinkaus & Burkhardt, a 78.6 per cent indirectly owned subsidiary of HSBC Holdings plc.

5
 November
2008

HSBC TRINKAUS & BURKHARDT
 AG
THIRD
 QUARTER 2008 RESULTS

  Operating profit
  declined
  17.6 per cent to
   €133.6 million
   in the first nine months of 2008, compared with €162.6 million for the same period in 2007

  Profit after tax was
  €79.8 million
   in the first nine months of 2008, down
  28.3
  per cent compared with the same period in 2007

  Return on equity before tax of
  17.0
   per cent during the first nine months of 2008 compared with 26.5 per cent for the same period last year.

  Customer deposits increase
  d in the third quarter

  by around €2 billion to
  over €12 billion

  Net interest income
  rose from €83.6 million
  to €97.0 million
   in the nine months to 30 September 2008, a
  n increase of
   16 per cent compared to the same period in 2007

  Net trading income
  was
  €69.4 million
  for the nine months to 30 September 2008, down 17.7 per cent or €14.9 million compared to the same period in 2007

Overview
HSBC Trinkaus
results in the first nine months of 2008 reflect the challenges of the global economy in 2008, particularly in the third quarter. However, HSBC Trinkaus benefitted from being part of the HSBC Group and saw customer deposits reach a record level of €12 bill ion, up some €2 billion in the
third
quarter.

Despite the
 difficult trading conditions in the third quarter, net trading income and profit before tax
 have continued to grow, albeit at a slower rate
.

Throughout the period, HSBC Trinkaus
consistently exceeded the minimum liquidity requirements demanded by the banking supervisors
; HSBC Trinkaus
has not made use of the central bank's refinancing facility.

Financial commentary
Operating profit of €133.6 million was 17.6 per cent lower than the record €162.6 million recorded in the same period in 2007
.

The M
anagement Board believes that, g
iven the difficult market conditions, this represents a solid performance.

Net interest income increased by 16.0
per cent from €83.6 million to €
97.0 million.
This was primarily due to the increase in customer deposits referred of €2 billion to over €12 billion
.

Net fee income was up 7.4
per cent
 from €242.9 million to €260.9 million
.
Market volatility led to increased transaction volumes in the third quarter but the overall number of transactions in the year will be down on 2007
 due to market declines around the globe. There has also been a reduction
 in demand for
structured products

and investment banking services.

The period under review includes, for the first time
,

net fee income generated by the fully consolidated
International Transaction Services GmbH (
"
ITS
"),
the securities settlement subsidiary acquired on 1 January 2008
.

Net trading i
ncome was down 17.7 per cent from €
84.3 million to €69.4 million, but
remained profitable even in
the third quarter. HSBC Trinkaus
saw
 a substantial increase in income from equities a
nd equity derivatives trading. However, as
a large part of liquid Treasury investments are kept in bonds with a mark-to-market valuation, valuation losses occurred as a result of
spread
s
 widening
.
 The sales-trading bond positions were affected in the same way.

The equities and equity/index derivatives and the foreign exchange business remained profitable. The bonds and intere st
rate derivatives business recorded losses.

Net
 loan impairment and other credit risk provisions
 increased by
€1.7 million
compared with the
€3.7 million
credit reported in the same period in 2007
.

C
redit risk provisioning
remains
 at the lower end of
expectations
 and
HSBC Trinkaus remains
largely
unaffected by major defaults in
 the lending business.
However a modest increase in provisioning levels reflected the changing economic environment.
Total a
dministrative expenses were up 12.9
per cent
 from €262.5 million to €296.4 million. Excluding ITS'
s
 administrative expenses, included for the first time, the increase would have been three per cent
. The rise in costs was
attributable both to an
increase in the number of employees
 and further investments in IT infrastructure. Performance
-based remuneration declined in line with the overall result. The introduction of the flat tax on capital income in
Germany
 from 2009
will
have the effect of
put
ting
 considerable pressure on administrative expenses this year.

Results by business segment
Despite the severe
turbulence in
global financial market
s
, the Corporate Banking and Institutional Clients segments again managed to improve on the strong results recorded the previous year. The Private Banking and Global Markets segments were not able to repeat their
2007 performances
,
however
, due to the unfavourable market conditions
.

The
Corporate Banking segment improved net fee income in the fixed income, international and foreign exchange business es
 compared to the previous year.
This was driven by h
igher net interest income
accrued
as a result of
a
 strong increase in sight deposits and lending volume
 coinciding with
an increase in margins on deposits
.
Revenue growth in the Institutional Clients segment was particularly strong in the fixed income and custody business.

Successful
 Asset Management and fixed income business
 in
 the Private Banking segment
almost offset
the
decline
 in transaction revenues in the securities business
 as many investors

withdrew from the market.

The Global Markets segment was affected in particular by the unfavourable global economic environment
 and revenues
 in the period were lower than those achieved in the previous year
,
especially in respect of interest
rate
products.
However, the
 Global Markets
segment did
report a
positive
 result thanks to strict risk and limit discipline.

Outlook
HSBC Trinkaus has
performed
 well
during a
 difficult period in both absolute terms and in relation to the competition as the bank remains profitable
.

The resilient business model operated by HSBC Trinkaus, a clear strategy and the benefits of being part of the wider HSBC Group have proved attractive to customers; although we have had to make further provisions, the bank's sustained earning potential in the long term remains unaffected
.

The global economic outlook remains uncertain but the Management Board will continue to focus on serving the needs of the bank's customers and controlling its costs to ensure HSBC Trinkaus is well positioned for the future.

Media enquires to
Steffen Pörner, +49 211 910 1664
 or at
steffen.poerner@hsbctrinkaus.de

Notes to Editor:

1.
HSBC Trinkaus

HSBC Trinkaus is one of the leading private banks in
Germany
 and part of the HSBC Group. With over 2
.200
 employees HSBC Trinkaus can be found at six locations in
Germany
 in addition to the head office in Düsseldorf, and has access to the HSBC Group's global network. With total assets of €
23.8
 billion and €
89.5
 billion in funds under management and administration
 at 30 September 2008,
the bank has a Fitch rating of
"
AA
", unchanged since December 2007
 The Bank's central target groups are wealthy private clients, corporate clients and institutional clients.

All HSBC Trinkaus press releases can be found in the "About us", "Press" section of the website at www.hsbctrinkaus.de.

2. HSBC Holdings plc
HSBC Holdings plc serves over 100
 million customers worldwide through around
9,500
 offices in 8
5
 countries and territories in Europe, the Asia-Pacific region, the
Americas
, the Middle East and
Africa
. With assets of some US$2,
547
 billion at 3
0 June 2008
, HSBC is one of the world's largest banking and financial services organisations. HSBC is marketed worldwide as 'the world's local bank'.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                                           By:

                                                                                              Name: P A Stafford

                                                                                                               Title: Assistant Group Secretary

                                                                                                                                                                                           Date: November 05, 2008